UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 19, 2024

Aura FAT Projects Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-901886	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 Phillip Steet, #09-00, Royal One Phillip

Singapore, 048692

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +65-3135-1511

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A Ordinary Share and one Redeemable Warrant	AFARU	The Nasdaq Stock Market LLC
Class A Ordinary Share, $0.0001 par value per share	AFAR	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	AFARW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed on Form 8-K with the Securities and Exchange Commission (the “SEC”), on December 15, 2023, Aura FAT Projects Acquisition Corp, a Cayman Islands exempted company limited by shares, with company registration number 384483 (the “Company”) received written notice indicating that because the Company’s Market Value of Listed Securities was less than $50 million, the Company was no longer in compliance with Listing Rule 5450(b)(2)(A) of the Nasdaq Global Market (“Nasdaq”), which requires the Company to maintain a Market Value of Listed Securities of at least $50 million (the “MVLS Requirement”). The Company was provided 180 calendar days to regain compliance with the MVLS Requirement.

On July 19, 2024, the Company received a written notice (the “Notice”) from the Listing Qualifications Department stating that the Company had failed to regain compliance with the MVLS Requirement. The Notice also stated that the Company does not comply with Listing Rule 5450(b)(2)(B), which requires a minimum of 1,100,000 publicly held shares, and Listing Rule 5450(b)(2)(C), which requires a minimum of $15 million market value of publicly held shares. The Notice further indicated Nasdaq’s concerns that the Company may also no longer comply with the minimum 400 total holders requirement pursuant to Listing Rule 5450(a)(2), due to the substantial number of shareholder redemptions and low number of shares remaining outstanding, as previously disclosed by the Company on the Current Report on Form 8-K filed July 16, 2024.

As a result of the Listing Qualifications Department’s determination that the substantial number of redemptions would cause the Company to fail to comply with multiple Nasdaq listing requirements, Nasdaq has determined to halt trading in the Company’s securities on July 19, 2024. Nasdaq has further indicated that a determination whether to continue the trading halt will be made following the Company’s disclosure of this Notice. Following the Company’s disclosure of the Notice and Nasdaq’s determination to lift the trading halt, if so decided, the Notice stated that unless the Company requests an appeal of this determination, trading of the Company’s securities will be suspended at the opening of business on July 30, 2024, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq.

The Company may request an appeal of the determinations contained in the Notice by July 26, 2024 (the “Appeal Deadline”). The Company intends to submit an appeal of the Listing Qualifications Department’s determination to a hearings panel (the “Nasdaq Hearings Panel”), as well as a request to stay the suspension of its common stock pending the hearing date, under the procedures set forth in the Nasdaq Listing Rule 5800 Series, no later than the Appeal Deadline. No assurances can be provided that the Company will submit the appeal by the Appeal Deadline. Furthermore, no assurances can be provided that the Company will obtain a favorable decision from the Nasdaq Hearings Panel, and/or that the Company will be able to regain or maintain compliance with the Nasdaq listing rules and continue the listing of its securities on Nasdaq.

Forward Looking Statements

This Current Report on Form 8-K includes forward-looking statements that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in the Risk Factors section of the Company’s Amendment No. 1 to Form F-4 filed on September 13, 2023 with the SEC, as well as the Company’s Annual Report on Form 10-K filed with the SEC, and any subsequent filings with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any statement is based.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit
104	Cover Page Interactive Data File (embedded with the Inline XRBL document).

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed by the duly authorized undersigned.

AURA FAT PROJECTS ACQUISITION CORP

Date: July 22, 2024	By:	/s/ David Andrada
David Andrada
Co-Chief Executive Officer

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